                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F
                      -------                                  -------

            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                            No    X
                -------                                       -------

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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               Taiwan Semiconductor Manufacturing Company Limited
                           For the month of March 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 5% shareholders of TSMC
3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of February 2003.


1)The trading of directors, supervisors, executive officers and 10% shareholders:

------------------------------------------------------------------------------------------------------------------------------------
          Title           Name              Number of shares held      Number of            Number of shares             Changes
                                              when elected (for      shares held as              held as
                                                Directors and          January 31,         February 28, 2003
                                           Supervisors as April 14,        2003
                                                     2000)
------------------------------------------------------------------------------------------------------------------------------------
 President              Rick Tsai                                      19,621,738              19,591,738                    -30,000
------------------------------------------------------------------------------------------------------------------------------------
 Vice President         Mark Liu                                        7,974,370               7,959,370                    -15,000
------------------------------------------------------------------------------------------------------------------------------------
 Vice President         J. B. Chen                                      5,511,520               5,466,520                    -45,000
------------------------------------------------------------------------------------------------------------------------------------


2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders: None.


3) The acquisition of assets: (Unit:$Thousand)

       Description of assets                               Purchase price
--------------------------------------------------------------------------------
Manufacturing Equipment                                               NT$627,663
--------------------------------------------------------------------------------
Global Liquidity U.S. Dollar Fund                                      US$40,000
--------------------------------------------------------------------------------


4) The disposition of assets: (Unit:$Thousand): None.











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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Taiwan Semiconductor Manufacturing Company Ltd.


Date: March 25, 2003          By          /s/ Harvey Chang
                                 ---------------------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer